helping build our community



HEI

2004
Summary
Report to
Shareholders



HEI


F11798549A

Hawaiian Electric Company

American Savings Bank

Hawaiian Electric Industries (HEI), through its subsidiaries, Hawaiian Electric Company (HECO) and American Savings Bank (American), provides essential electric and financial services to help Hawaii's communities thrive.






On the cover: Koko Head Crater and the Hawaii Kai community.

financial highlights[1]

Years ended December 31	2004	2003	2002
(dollars in millions, except per share amounts)			
Operating income	$ 271	$ 264	$ 266
Income (loss) from continuing operations by segment			
Electric utility	81	79	90
Bank	41	56	56
Other	(14)	(17)	(28)
Income from continuing operations	108	118	118
Net income	110	114	118
Basic earnings per common share – continuing operations	1.36	1.58	1.63
Basic earnings per common share	1.38	1.53	1.63
Dividends per common share	1.24	1.24	1.24
Book value per common share[2]	15.01	14.36	14.21
Market price per common share			
High	29.55	24.00	24.50
Low	22.96	19.10	17.28
December 31	29.15	23.69	21.99
Return on average common equity – continuing operations	9.4%	11.1%	12.0%
Return on average common equity – net income	9.5%	10.7%	12.0%
Indicated annual yield[2]	4.3%	5.2%	5.6%
Price earnings ratio[3]	21.4x	15.0x	13.5x
Common shares (millions)			
December 31	80.7	75.8	73.6
Weighted-average	79.6	74.7	72.6

Income from Continuing Operations
(millions of dollars)



125
100
75
50
25
0
108
95
98
01
04[4]

Basic Earnings Per Share – Continuing Operations[1]
(dollars)



2.00
1.50
1.00
0.50
0
1.36
95
98
01
04[4]

Return on Average Common Equity – Continuing Operations
(percent)



15
10
5
0
9.4
95
98
01
04[4]

[1] Information adjusted for a 2-for-1 stock split in June 2004
[2] At December 31
[3] Calculated using the December 31 market price per common share divided by basic earnings per common share – continuing operations
[4] 2004 net income included a $20 million charge to settle a tax dispute with the State of Hawaii concerning the deductibility of dividends from the bank's real estate investment trust subsidiary for the tax years 1999 through 2004



letter to shareholders

Robert F. Clarke
Chairman, President and Chief Executive Officer
Hawaiian Electric Industries, Inc.

The theme of this year's annual report is helping build our community. This is appropriate as HEI's operating companies, Hawaiian Electric Company and American Savings Bank, have a long-standing commitment to help build better communities and support Hawaii's growth.

This commitment is not limited to the business we conduct, but is also exemplified by the community involvement and volunteerism of our employees. We trust you will enjoy learning more about how our companies are helping build our community as you read through this report.

2004 was a good year for HEI's shareholders. Our shares outperformed the Standard & Poor's (S&P) Electric Utility Index and the S&P 500 Index on a one-, three- and five-year basis as indicated in the total return table at the top of page 3. One can certainly not forecast that these trends will continue into the future, but the past few years have been very rewarding for our shareholders.

In 2004, net income from continuing operations totaled $108 million compared to $118 million a year ago. We reported earnings per share from continuing operations of $1.36 compared to $1.58 in 2003. Excluding the charge from the settlement of a state franchise tax dispute at our bank which I will describe later, income from continuing operations would have been $128 million, and earnings per share from continuing operations would have been $1.61.

At the holding company, we strengthened our balance sheet early in 2004 by issuing $100 million of common stock and redeeming $100 million in 8.36 percent trust preferred securities. In addition, we issued $50 million of medium-term debt which was loaned to the utility for use in the retirement of $50 million of 7.3 percent trust preferred securities. The effect of all these transactions lowered consolidated interest expense by $4 million in 2004. It is also noteworthy that the above transactions, in the aggregate, were actually accretive to earnings per share. It is unusual to issue common stock and have it result in an increase in earnings per share. In addition, because we issued the common stock, we decided to stop the issuance of new shares for our dividend reinvestment and stock purchase plans (DRIP). This has reduced dilution of earnings per share.

In April, the board declared a 2-for-1 stock split to increase liquidity of HEI's shares in the market and make the shares more affordable for the retail investor. Purchases of common stock through our DRIP increased 83 percent after the stock split announcement through year-end compared with the same period in 2003. In






4.0
3.4
2.6
1.3
0
95
98
01
04

Value of $1,000 Invested in HEI Stock at December 31, 1994*
(thousands of dollars)

10-Year average annual total return: 13%

*Including reinvested dividends

Source: Bloomberg

Total Return (percent)

	HEI	S&P Electric Utility Index	S&P 500 Index
2004	29	26	11
3-Year	70	33	11
5-Year	173	70	(11)

Source: Bloomberg
HEI NYSE symbol: HE

addition, approximately 1,400 new DRIP accounts were opened following the stock split announcement through year-end – over 500 more new accounts than were opened in all of 2003. Because we are using shares purchased on the open market to satisfy the requirements of our DRIP plan, rather than new shares, these DRIP issuances are not dilutive.

ELECTRIC UTILITY OPERATIONS

In 2004, our utility companies earned $81 million, up 3 percent from the $79 million earned in 2003. Our electric utility operations experienced kilowatthour sales growth of 2.9 percent during 2004. This growth was above the previously forecasted levels and is putting pressure on our reserve margins going forward. To meet expected load growth, we plan to accelerate demand-side management programs and develop utility-owned and other distributed generation, make selective investments in renewable energy, and in 2009 add new generation on Oahu. It is essential that we make progress in these areas if we are going to be able to support expected growth in our economy and the resulting demand on our systems.

A major milestone was reached last year when generating units CT-4 and CT-5 were installed at our Keahole power plant on the island of Hawaii. This was a long-standing project that was difficult to place in service because of some community opposition. I am pleased that we were able to settle our differences with all but one of the opponents through community collaboration and finish the construction of the much needed capacity for the Big Island.

Late in 2004, for the first time in 10 years, our Oahu utility filed a rate case with the Public Utilities Commission (PUC). We are seeking a net increase of 7.3 percent and are asking for a return on equity of 11.5 percent. A large portion of the rate increase will be used to fund energy conservation and demand-side management programs that are needed to support our load growth. Another large portion of the rate case increase is to pay for fixed costs associated with the capital investments we have made to support reliability over the last 10 years. We would expect the PUC to hear testimony by the third quarter of 2005 and we would hope for an interim decision sometime in the fourth quarter.

In the big picture, as our utilities work to achieve the conservation results we need from our customers and to site projects critical to maintaining service reliability of our systems, it is increasingly clear how important it is to work with our customers and the communities we serve. Our efforts were validated when our Oahu utility, Hawaiian Electric Company, was recognized as the 2004 business leader for "Commitment to the Community" by Pacific Business News.

As a reminder, it is noteworthy that HEI's electric utility operations are vertically integrated and traditionally regulated. In Hawaii, we have not experienced any of the disaggregation or experiments with deregulation which occurred in some states.






6
4.4
4
2
2.6E
0
-2
95
98
01
04

Real Economic Growth Trends: Hawaii GSP vs. U.S. GDP
(percent)

- U.S.
- Hawaii

E Estimate

Sources: State of Hawaii Dept. of Business, Economic Development and Tourism (DBEDT) and U.S. Dept. of Commerce, Bureau of Economic Analysis


12
10.3E
8
6.9
4
0
95
98
01
04

Visitor Expenditures
(billions of dollars)
and Arrivals
(millions)

- Expenditures
- International visitors
- Domestic visitors

E Estimate

Source: DBEDT

BANK OPERATIONS

We acquired American Savings Bank in 1988. At that time, it was a traditional thrift that took in savings and checking accounts, and made residential mortgage loans. Recently we have been expanding American's reach as a full-service community bank. Accordingly, we are building the infrastructure, people, and the systems to better compete in commercial real estate and business banking as well as remain strong in our traditional mortgage lending and retail banking. These investments are expected to result in increased interest rate margins and more efficient management of our interest rate risk.

In 2004, American earned $41 million compared to $56 million in 2003. Excluding a charge to settle a state franchise tax dispute, American's earnings would have been $61 million. The charge came from a settlement of a tax dispute with the State of Hawaii concerning the deductibility of dividends from the bank's real estate investment trust subsidiary for the tax years 1999 to 2004. The settlement resulted in an after-tax charge to income of $20 million, or 25 cents per share.

In 2004, the bank continued to feel the effects of low interest rates and a flattening yield curve. These caused a compression of our interest rate margin as we were unable to lower our cost of funds to offset the effect of declining yields. Partially offsetting this compression was a reversal of $8 million of our allowance for loan losses due to the excellent credit quality of our loan portfolio. At year-end, delinquencies and nonaccrual loans were 0.4 percent of our mortgage loan portfolio, compared to 0.7 percent at the end of 2003 and 1.1 percent at the end of 2002.

One of the keys to American's long-term profitability is its ability to grow core deposits – checking, savings and money market accounts – as these are the bank's lowest cost funds. Good progress has been made in the past several years and core deposits now represent 50 percent of the bank's total liabilities compared to 47 percent at the end of 2003, and 44 percent at the end of 2002.

The bank continues to manage its balance sheet in the anticipation of higher interest rates in 2005. While we expected long-term rates to rise in 2004, they did not, and this depressed the yields on our earning assets. Hopefully, the improved U.S. economy and rising short-term interest rates will lead to an increase in long rates later this year. Otherwise, a continued flattening of the yield curve will prolong pressure on our interest rate margin.

HAWAII'S ECONOMY

Hawaii's economy is in very good shape. What's different about the economy now compared to the strong economy in the late 1980s is that our economy today is very well balanced while the economy in the 1980s was fueled by an influx of speculative capital from Asia. All the major elements of today's economy are doing well. Tourism, our largest industry, is strong with visitor days at record levels. Hotel occupancy remains high on all the islands with particular strength on the islands of Maui and Hawaii. Military and federal government spending






15
10
5
0
12
95
98
01
04E

Federal Government Spending in Hawaii
(billions of dollars)

E Estimate
Source: DBEDT


1.50
1.00
0.50
0
1.24
95
98
01
04

Dividends Per Common Share*
(dollars)

*Adjusted for 2-for-1 stock split

remain strong as the Defense Department has moved military assets to Hawaii to support the war on terrorism. The military has announced the relocation of a Stryker brigade for the Army and new C-17 cargo planes for the Air Force. In addition, there have been preliminary discussions on moving an aircraft carrier battle group to the islands. The other major industries, construction and real estate, continue strong, again fueled by local rather than speculative demand. Absent some major shock, the fundamentals appear to be in place for continued growth of Hawaii's economy.

CORPORATE GOVERNANCE

At HEI, we strive to be at the forefront of companies in adopting best practices in the area of corporate governance. As with most public companies, compliance with the new Sarbanes-Oxley 404 requirements has been a challenge. This has been an expensive and time-consuming process, but I'm pleased to say we fulfilled our responsibilities successfully in 2004.

DIVIDEND

We know the importance of the dividend particularly to our income-oriented investors. We plan to maintain the dividend at its current rate until we achieve a payout ratio of 65 percent on a sustainable basis.

OTHER

Last year, we celebrated 40 years of listing on the New York Stock Exchange and we were honored to ring the closing bell at the Exchange on October 15. This event highlighted our Company to over 100 million viewers who watch this event daily.

At the annual meeting in April, Peter Lewis will be retiring as vice president-administration and corporate secretary. Peter has provided invaluable service to HEI for 37 years and we wish him and his wife, Mary Lou, all the best in his retirement. Replacing Peter will be Patricia Wong. Previously, Pat was vice president of corporate excellence at Hawaiian Electric Company.

Late in 2004, we welcomed Barry Taniguchi to the HEI board. Barry is president of KTA Super Stores and is very active in his home community of Hilo. Admiral Tom Fargo joined our board on March 1, 2005, after he retired as Commander of all U.S. forces in the Pacific. Tom had planned on retiring last November, but his service was extended at the request of the Secretary of Defense. We are fortunate to have Barry and Tom join our board.

I wish to thank the board of directors for their support and guidance. I also wish to thank the employees of the HEI companies for their hard work and continuing efforts to build better communities and support Hawaii's growth.

Robert F. Clarke

Robert F. Clarke
Chairman, President and Chief Executive Officer
Hawaiian Electric Industries, Inc.
March 11, 2005





utilities

community spotlight: Kapolei, Oahu

For more than a century, HECO has powered the growth of our island communities and provided for the comfort and security of Hawaii's homes and businesses with reliable energy services.




3
1
2

BUILDING ON A TRADITION OF RELIABILITY

At HECO, we are proud of our tradition of service to Hawaii. In contrast to many U.S. mainland utilities, we have maintained a standard of reliability and stability for our customers, our employees and our investors. We remain vertically integrated and fully regulated and we are building on tradition with the innovation to meet growing future energy needs. As stand-alone island utility systems not interconnected with each other or with the national electric grid, we must meet those needs with a diverse mix of resources and actions on both sides of the meter.

DIVERSE ENERGY PLAN

Already a sponsor of some of the most aggressive energy efficiency and conservation programs in the nation, we are seeking approval from our regulators to expand these offerings even further.

Hawaii also continues to be a national leader in renewable energy. Efficient and improving technology increases the energy options for our customers. We also continue to invest in the reliability of our core electric systems with preventive maintenance programs and needed capital improvements.

SUPPORTING RELIABILITY THROUGH RATE CASE

We must pursue progress on all these fronts to achieve an energy future that supports a vibrant economy and preserves the special qualities of our island environment.

These twin goals are a major impetus behind our recently filed 2005 rate case for the island of Oahu; the first rate case for our largest service territory in a decade. An increase was requested largely to ensure the continuation of our very successful energy efficiency and conservation programs, slated to sunset unless revived through the rate case. If approved, over 40 percent of the total increase would pay for one of the largest demand-side management packages in the nation. The increase will also help to pay for a decade's worth of reliability upgrades.

At HECO, we take pride in building communities through reliable service, efficient technology and stewardship based on our values of environmental protection and community giving.



1

Installing Fiber Optic Cable

HECO line workers replace fiber optic cable on a 138-kV transmission line near Kapolei to ensure reliable communication between our power plants and our electric facilities in the community.

building community through reliable service

At HECO, our core focus remains constant. Reliable electric service is the lifeblood of modern society. We all depend on it – in our homes, our businesses, our schools, our lives.

MANAGING RECORD PEAK DEMAND

Maintaining our record of reliability is no small ambition or achievement. With an improving economy we are seeing growing demand for electricity. Our challenge is to maintain the reliability our customers expect and require.

Customers on the island of Oahu broke peak usage records four times during 2004, hitting an all-time system peak demand of 1,327 megawatts in October. These new heights are caused in large measure by residential sales growth on Oahu, which was up 4.1 percent in 2004 over the year before.

INVESTING IN RELIABILITY

To prepare for expected growth, we plan to invest more than $800 million in capital projects over the next five years.

On the island of Hawaii, after years of permitting delays, we added long-needed generation at our Keahole power plant. Two new 20-megawatt combustion turbines were placed in limited service in the second quarter of 2004.

On Maui, the air permit was approved for our M18 generator, which is expected to be in service in 2006. This steam unit will connect with two existing combustion turbines and using formerly wasted heat, will provide additional power without burning any additional fuel oil.

On Oahu, we continue the permitting and environmental review for a new generating unit in 2009. This 80- to 120-megawatt unit is needed to meet demand during peak usage times. The unit is expected to use the cleanest available fuel oil – diesel or naphtha – and we are seeking permitting for the flexibility to burn biofuels when they become more widely available and economical for customers.

Upon PUC approval, near-term capacity will also be boosted through an expanded power purchase agreement with an independent producer for an additional 29 megawatts.

To further improve reliability, we also broke ground on a new $23 million dispatch center and state-of-the-art energy management system, expected to be in service in 2006.

In December, we finished a modern, 13-mile underground fuel pipeline from Campbell Industrial Park to our Waiau power plant. The new pipeline includes features to operate more safely and efficiently, with even stronger controls to protect the environment.

"We have no single more important responsibility than to keep the lights on for our customers. This means investing to upgrade our core electric system. This means seriously pursuing alternative energy sources. This means offering our customers energy technology options like combined heat and power. It means turning energy conservation and efficiency into a community ethic."

T. Michael May, President and Chief Executive Officer, Hawaiian Electric Company, Inc.


ECTRIC



2

The Honolulu Advertiser's Printing Plant

The Honolulu Advertiser's new printing center, featuring high-tech, German-made printing presses, is equipped with energy-efficient air conditioning, lighting and motors, paid for in part by HECO rebates.

building community through efficient technology

Since 1996, HECO's residential solar water heating program – the nation's largest – has paid over $25 million in rebates to help 25,000 Hawaii households install solar, bringing the total to over 70,000. For businesses, HECO has paid out nearly $21 million in rebates for energy efficient lighting, cooling, heating and motors in over 5,400 projects statewide.

SAVING ENERGY, SMART BUSINESS

Energy saving programs such as these provide a value-added service to our customers and help us keep the lights on with a key strategy that reduces the amount of oil imported into Hawaii.

On the island of Maui, for example, our rebates have increased the percentage of new homes built with solar from 1 percent in 1996, when our solar program first began, to 65 percent today. Those statistics were behind the 2004 National Best Progress Award presented to our Maui utility by the U.S. Department of Energy's Million Solar Roofs Initiative.

ADDING CUSTOMER OPTIONS

In HECO's 2005 Oahu rate case, we not only seek to continue existing efficiency efforts but also to offer new ones. One example: two recently approved load control programs for residents and businesses. With these programs, customers who voluntarily allow us to install equipment to curtail part of their electric load during system emergencies will get a monthly bill credit whether we actually need to curtail usage or not.

We are also testing the use of broadband over power line technology for communications to enable enhanced billing, outage detection and other utility services.

We continue to work with major business customers who can increase their efficiency and save money through the use of combined heat and power (CHP) technology. The option is being explored in the PUC's generic distributed generation docket and we are seeking permission to provide utility-owned CHP to businesses.

Above all, we are working to raise awareness of the need to use energy wisely, challenging all our customers to take personal responsibility for Hawaii's energy future.

"In the news business, we not only strive to be the first to break important stories, but we also must keep our costs down to compete. HECO helped us plan and design our new printing facility in Kapolei to use energy as efficiently as possible. Almost $68,000 in HECO rebates and design assistance helped. Best of all, we continue to save over 500,000 kilowatthours a year on our electric bill. Now, that's good news."

Mike Fisch, Publisher, The Honolulu Advertiser





3

Environmental Education

Kapolei High School students perform habitat restoration work as part of The Nature Conservancy's Project Stewardship, a program supported by funds from HECO.

building community through environmental stewardship

Visitors from across the globe come to our islands to savor their scenic beauty. At HECO, our employees take to heart a special responsibility to do their jobs in a way that ensures care and protection of our islands, our home.

THE POWER OF WIND

Our significant support for renewable energy is a prime example of this environmental commitment. In 2004, we moved forward on several major wind energy projects. Our Hawaii island subsidiary, which already receives over 20 percent of its power from a diverse array of renewable sources, received PUC approval to buy power from a new 10.6-megawatt wind farm planned for late 2005 in remote Hawi on the windy North Kohala coast.

Also signed in 2004 and awaiting PUC approval is a power purchase agreement with Apollo Energy Corporation to triple the output of its existing seven-megawatt wind farm at South Point to over 20 megawatts.

In December, our Maui utility signed an agreement to buy power from a 30-megawatt wind farm at Kaheawa Pastures. On Oahu, we began a year-long project in March 2004 to monitor wind conditions at a potential wind farm site on the ridges above our Kahe power plant.

MORE RENEWABLE ENERGY AHEAD

HECO's renewable subsidiary, Renewable Hawaii, Inc., is evaluating other potential projects for all three islands, including wind, garbage-to-energy and landfill gas. It expects to issue another round of requests for proposals later this year.

These efforts will help us achieve ambitious amended renewable portfolio standards passed by the Hawaii State Legislature in 2004. The revised law increases renewable portfolio standards to 10 percent by 2010, 15 percent by 2015 and 20 percent by 2020.

A RECORD OF COMMUNITY PARTNERSHIP

To extend this environmental commitment to the classroom, we fund many programs such as The Nature Conservancy's Project Stewardship. In addition, we have installed photovoltaic demonstration systems at 20 public schools thus far through our Sun Power for Schools program.

HECO's strong record of community support was again recognized in 2004. We were proud to be named winner of the Community Commitment Award in the Business Leader competition sponsored by Pacific Business News and Company of the Year by the Aloha United Way campaign on Oahu for the second time in three years.

"At Kapolei High School, we believe it's important to cultivate in our students a sense of responsibility for their community and the environment. HECO's support of hands-on programs such as Project Stewardship helps instill a conservation ethic in our students and builds their sense of ownership for the land. This shared commitment between business and education makes possible rich, real-world lessons that strengthen our schools and our communities."

Al Nagasako, Principal, Kapolei High School



Hawaiian Electric Company, Inc. and Subsidiaries

condensed consolidated statements of income

Years ended December 31 (in millions)	2004	2003	2002
Operating revenues	$ 1,547	$ 1,393	$ 1,253
Operating expenses			
Fuel oil	483	389	311
Purchased power	399	368	326
Other operation	157	155	132
Maintenance	78	65	67
Depreciation	115	110	105
Taxes, other than income taxes	144	131	120
Income taxes	50	50	57
	1,426	1,268	1,118
Operating income	121	125	135
Other income	9	6	7
Income before interest and other charges	130	131	142
Interest and other charges	48	51	51
Income before preferred stock dividends of HECO	82	80	91
Preferred stock dividends of HECO	1	1	1
Net income for common stock	$ 81	$ 79	$ 90

condensed consolidated balance sheets

December 31 (in millions)	2004	2003
Assets		
Utility plant, at cost	$ 3,710	$ 3,531
Less accumulated depreciation	(1,362)	(1,291)
Net utility plant	2,348	2,240
Accounts receivable including unbilled revenues, net	188	154
Fuel, materials and supplies inventory, at average cost	83	65
Prepayments and other current assets	114	88
Total current assets	385	307
Unamortized debt expense and other noncurrent assets	38	34
	$ 2,771	$ 2,581
Capitalization and liabilities		
Common stock equity	$ 1,017	$ 944
Cumulative preferred stock not subject to mandatory redemption	34	34
HECO-obligated preferred securities of trust subsidiaries	–	100
Long-term debt, net	753	700
Total capitalization	1,804	1,778
Short-term borrowings from nonaffiliates and affiliate	89	6
Accounts payable	94	72
Other liabilities	151	139
Total current liabilities	334	217
Deferred income taxes and unamortized tax credits	242	218
Other noncurrent liabilities	155	134
Contributions in aid of construction	236	234
	$ 2,771	$ 2,581

These condensed consolidated financial statements should be read in conjunction with the electric utility subsidiary note in the complete consolidated financial statements presented in Appendix A to the Proxy Statement prepared for the annual meeting of shareholders to be held on April 26, 2005, and the additional information presented in the Form 10-K for Hawaiian Electric Industries, Inc. and Hawaiian Electric Company, Inc. for the year ended December 31, 2004.

utility operations

Operating Income*
(millions of dollars)



150
100
50
0
121
00 01 02 03 04

* Includes income taxes and excludes net other income

Net Income
(millions of dollars)



100
75
50
25
0
81
00 01 02 03 04

Return on Average Common Equity
(percent)



12
9
6
3
0
8.3
00 01 02 03 04

Kilowatthour Sales
(billions)



12
9
6
3
0
10
00
04 05
09
Forecast

Major Expenses
(millions of dollars)



250
200
150
100
50
0
223
115
144
O&M*
Depreciation
Taxes, other than income

▫ 2002 ■ 2003 ■ 2004

* Other than fuel, purchased power and demand-side management costs

Net Capital Expenditures*
(millions of dollars)



200
150
100
50
0
187
00
04 05
09
Forecast

* Net of allowance for funds used during construction and contributions in aid of construction

Peak Demand and Capability
(megawatts x 1000)



2.5
2.0
1.5
1.0
.5
0
2.2
00
04 05
09
Forecast

■ Firm purchased capability
▫ Net generating capability
● Net peak demand

Oahu Generating Unit Availability vs. Industry Average
(percent)



100
90
80
70
60
50
40
86.1
00 01 02 03 04*

▫ Unit availability
● Industry average

* Industry average not available

Source: North American Electric Reliability Council



hawaii and utility facts



- HECO utilities supply electric power to 93 percent of the Hawaii market.
- An estimated one out of every five homes in Hawaii uses solar water heating.



- Hawaii is the southernmost state in the United States.
- King Kamehameha I unified the Hawaiian Islands in 1810.
- Hawaii was admitted as the 50th state on August 21, 1959.





- King David Kalakaua electrified Iolani Palace in Hawaii in 1886, five years after meeting the inventor Thomas Edison in New York City.

the beauty of our community is seen in our unique Hawaiian island culture



Surfing at the North Shore of Oahu.





A girl wearing plumeria lei performs a hula.





Ironman Triathlon in Kailua-Kona, Hawaii.







Molten lava flows at Hawaii Volcanoes National Park.



Kilauea Lighthouse on Kauai.



hawaii and banking facts



◦ American Savings Bank has the second largest branch network in Hawaii.

◦ American offers convenient banking in Hawaii with branches open seven days a week and extended hours.



• Hawaii is nicknamed "The Aloha State."

• Hawaii's Iolani Palace is the only royal residence in the United States.

◦ Hawaii's state flower is the beautiful yellow hibiscus.





◦ American was the first financial institution in Hawaii to deploy speech-enabled banking technology.

banking

community spotlight: Ala Moana District, Oahu

At American Savings Bank, helping our communities grow and prosper is more than a commitment; it is the cornerstone of our success. In 2004, we contributed positively to growth in the Ala Moana community and touched other communities we serve in much the same way.




1
2
3

CARING FOR OUR COMMUNITIES

At American Savings Bank, we strive to be the involved, local bank committed to helping Hawaii's businesses and communities grow and prosper. We live and stand by this vision through active involvement in the communities we serve. Ultimately this not only enriches our communities, it also produces results that continuously reward our shareholders.

CULTIVATING A DYNAMIC WORKFORCE

Our employees are our lifeline. Our success depends on creating a culture that attracts and develops great employees and retaining a motivated workforce with critical skills. We identify these critical skills, recruit employees with great potential, provide training, career guidance and development and provide competitive compensation. Of course, none of this can be accomplished without adhering to our core values: caring; deep respect for learning; integrity and being involved. These values allow our employees to appreciate and respect our customers and co-workers, value continuous learning, treat people honestly and fairly and make a positive difference in our communities.

THE IMPORTANCE OF GROWING RELATIONSHIPS

A skilled and dynamic workforce helps optimize relationships with our customers and communities. The most efficient way to satisfy customers is through superior service. We are committed to "connecting" with our customers as a trusted advisor. By building meaningful relationships, our employees can deliver financial solutions to our customers' key issues. This also enables us to grow with them. Strong relationships with our customers and community make our day, every day at American Savings Bank.

At American Savings Bank, we understand that to build our communities, it is imperative for us to support community initiatives, offer convenience and superior customer service and continue to provide financial solutions to Hawaii's businesses and communities. We realize that a personalized banking experience with a local touch makes our customers happy and best helps them attain their goals. By reinforcing our vision, shareholder value increases as a result of the growth and success of our customers and communities in Hawaii.


ALOHA
HAWAII

1

The Asset Building Initiative of Hawaii

The Asset Building Initiative of Hawaii (ABIH), a nonprofit organization based in the Ala Moana area, is one of many organizations that American Savings Bank supports. ABIH helps families such as Ui Colon and her son, Kekoa, in making home ownership a reality.

building communities through home ownership

Rooted in the conviction that success depends on helping communities grow and prosper, our commitment to community is reflected in our actions, not just words.

Facilitating home ownership is an important way to strengthen communities. In Hawaii's booming real estate market, there is a desperate need for affordable housing. First-time home buyers find the red-hot market intimidating, as the price of homes continues to climb.

We take pride in making mortgage loans that help Hawaii residents own their homes, lending $710 million in residential mortgages in 2004. We are also playing a vital role in helping first-time home buyers and those who are unable to qualify for traditional mortgages realize their dream of home ownership.

SPECIAL SAVINGS ACCOUNTS THAT GIVE HOPE

To keep hope of home ownership alive, we pledged $150,000, to be paid over three years, to Asset Building Initiative of Hawaii for the purpose of funding Individual Development Accounts (IDAs), special savings accounts that help low-income participants save for a home. IDAs provide a $2 match for every $1 that participants save over a minimum six-month period. We lead the state in promoting IDAs to prospective homeowners. Participants are required to take financial education classes. Helping struggling community members develop long-term saving habits strengthens and enriches the entire community.

HAWAII HOMEOWNERSHIP CENTER

To help people realize their dream of home ownership, we made a multi-year commitment to support the Hawaii HomeOwnership Center (HiHOC). HiHOC provides comprehensive support to participants by way of home buyers' education, one-on-one case management, financial literacy training, individual credit counseling, and referrals to real estate agents, lenders and insurance companies. In addition, our employees provide volunteer leadership for the Center.

BUILDING A HABITAT FOR HUMANITY

In support of the "sweat equity" concept of Habitat for Humanity, a number of our executives and employees partnered with Honolulu Habitat for Humanity to build a home in Waimanalo for the Lindsey family. Our employees provided hundreds of hours of volunteer labor, and in addition, American contributed $20,000.

Through their leadership and energy, our employees are involved in making a difference in their communities. We recognize that volunteerism is integral not only to the company and the employee, but also to our community as a whole.

"In Hawaii, affordable housing has long been a serious issue. In the past few years, home prices have risen sharply resulting in more and more people finding themselves priced out of the market. We strive to offer solutions for our customers. This means that we have an important role to play in providing the knowledge and financial tools needed to help people realize their dreams of home ownership."

Constance H. Lau, President and Chief Executive Officer, American Savings Bank




AMERICAN SAVINGS BANK
GIVE THEM THE WORLD
FREE Gift Card
WALMART

2

Honolulu Wal-Mart Store

American Savings Bank's newest branch opened at the long-awaited Honolulu Wal-Mart Store. The branch is open seven days a week and offers extended hours perfect for those who want to bank while they shop.

making banking convenient for hard-working communities

At American Savings Bank, we believe putting the customer first benefits the community. With Hawaii's second largest banking network – 65 branches and 170 ATMs – we have made customer convenience a reality.

Research shows we offer our customers Hawaii's most convenient hours, imparting a whole new meaning to the term "banker's hours." Responding to the needs of the market adds value to our services and sets the stage for growth in market share.

ON THE SHOULDERS OF A GIANT

To provide customers with added convenience, we placed a branch in the new Wal-Mart store that opened in October 2004 in the heart of Honolulu's Ala Moana shopping district. This new branch gives customers seven-day-a-week banking with extended hours. Also, by securing a prime location just inside the main entrance, the branch establishes top-of-mind awareness with thousands of potential customers.

This full-service, in-store branch offers checking and savings accounts, mortgage and home equity loans and investment services. It also offers a business depository for small business customers and the latest in teller automation, as well as a private meeting area where customers can speak with a new accounts counselor or financial consultant.

ENHANCING OUR FACILITIES

We invested in a complete renovation of our 40-year-old, 5,000-square-foot Kapiolani branch, also in the Ala Moana area, which reopened for business in November 2004.

As part of the renovation, we installed new biometric technology for the safe deposit vault. Eligible customers can now gain access to their safe deposit boxes, securely and conveniently, with a simple palm scan. We are one of the first institutions to bring this advanced technology to Hawaii.

MORE THAN CONVENIENCE – A PERSONAL TOUCH

To serve the growing banking needs of the community as effectively as possible, in 2004 we extended hours at all four of our branches in the Ala Moana area – the most densely populated area of Oahu. This not only provides longer, more convenient banking hours, but also easy-to-remember consistency.

Understanding our customers' needs and finding ways to accommodate them strikes a chord in Hawaii's tight-knit communities that further builds customer loyalty.

"American Savings Bank employees always greet us with a friendly smile and caring attitude. When my wife and I wanted to purchase our first home, we went to American Savings Bank. The employees truly cared about our needs. They made sure we understood our options before we made decisions. American Savings Bank's service is the best in the islands."

Pastor Tim Vickey, Honolulu Wal-Mart branch customer




PALAMA
SUPER MARKET

3

Palama Super Market

Palama Super Market, a family-run, Korean food business, recently opened their second location situated in the Ala Moana area. The project was financed by American Savings Bank.

building stronger communities

In our 80 years of growing with Hawaii's communities, we helped our customers build solid financial foundations and added more capabilities to better serve our communities.

In 2004, we continued expanding in commercial banking and commercial real estate lending, playing a larger role in facilitating the development of economic activities that help our communities grow and prosper.

TREMENDOUS PROGRESS IN COMMERCIAL REAL ESTATE LENDING

With the transformation of our commercial real estate lending complete, our experienced team devoted themselves entirely to loan production in 2004. The results were impressive – growing more than 88 percent compared to 2003, and providing considerable support for Hawaii's booming construction sector. This success should not come as a surprise, however, since despite the department's newness, the staff has more than 100 years of combined experience and is arguably Hawaii's most experienced commercial real estate lending team.

The team, moreover, prides itself on its success as "relationship lenders," building strong ties with customers large and small. Staff members partner with businesses to identify solutions for customer needs and bring the capabilities of our other teams such as mortgage banking. *In Hawaii's market, relationships are critical in attracting* and retaining customers and growing our business.

THE BUSINESS OF BUSINESS BANKING

In commercial banking, our business bankers chalked up record loan production in 2004. Although the commercial loan portfolio experienced large pay-downs due to the high level of business liquidity in Hawaii's strong economy, it nonetheless stood at $311 million at year-end.

The future of commercial banking remains bright as we continue to expand our relationships with key businesses that make up the heart of Hawaii's economy.

A WINNING PARTNERSHIP

Palama Super Market – a family-run business specializing in Korean foods – has found a winning partnership with us.

With the support of our expanded commercial banking services, Palama Super Market has been able to expand its lines of merchandise and stabilize operations. They even added a second location – a new, two-story store in the Ala Moana area that opened in December 2004, financed by American Savings Bank. Palama Super Market hosts our ATMs.

"I owe a great deal to American Savings Bank. Its employees helped me a lot by offering advice, support and financial backing through challenging economic times and the construction of my second store. Without their support, I couldn't have made it. In my 29 years of banking with the major banks in Hawaii, American Savings Bank is the best. They were willing to talk with me and help me instead of treating me like a line of credit."

Hyo Kyu Lim, ***Founder and CEO, Palama Super Market***



American Savings Bank, F.S.B. and Subsidiaries

condensed consolidated statements of income

Years ended December 31	2004	2003	2002
(in millions)			
Interest and dividend income			
Interest and fees on loans	$ 185	$ 199	$ 203
Interest on mortgage-related securities	116	108	135
Interest and dividends on investment securities	6	6	8
	307	313	346
Interest expense			
Interest on deposit liabilities	47	54	74
Other	66	69	79
	113	123	153
Net interest income	194	190	193
Provision for loan losses	(8)	3	10
Net interest income after provision for loan losses	202	187	183
Other income			
Fees from financial services and other fee income	52	50	47
Other	5	8	6
	57	58	53
General and administrative expenses			
Compensation and employee benefits	65	66	60
Other	89	86	83
	154	152	143
Income before income taxes and minority interests	105	93	93
Income taxes and minority interests	59	32	32
Income before preferred stock dividends	46	61	61
Preferred stock dividends	5	5	5
Net income for common stock	$ 41	$ 56	$ 56

condensed consolidated balance sheets

December 31	2004	2003
(in millions)		
Assets		
Available-for-sale investment and mortgage-related securities	$ 2,953	$ 2,717
Loans receivable, net	3,249	3,122
Other	565	676
	$ 6,767	$ 6,515
Liabilities and stockholders' equity		
Liabilities		
Deposit liabilities	$ 4,296	$ 4,026
Advances from Federal Home Loan Bank	988	1,017
Securities sold under agreements to repurchase	812	831
Other	112	98
	6,208	5,972
Minority interests	3	3
Preferred stock	–	75
Common stock equity	556	465
	$ 6,767	$ 6,515

These condensed consolidated financial statements should be read in conjunction with the bank subsidiary note in the complete consolidated financial statements presented in Appendix A to the Proxy Statement prepared for the annual meeting of shareholders to be held on April 26, 2005, and the additional information presented in the Form 10-K for Hawaiian Electric Industries, Inc. for the year ended December 31, 2004.

bank operations

Net Interest Income
(millions of dollars)



200
150
100
50
0
194
00 01 02 03 04

Net Income
(millions of dollars)



60
40
20
0
41
00 01 02 03 04(1)

Return on Assets*
(percent)



1.00
0.75
0.50
0.25
0
0.62
00 01 02 03 04(1)

* Net income for common stock divided by average total assets

Tangible Efficiency Ratio*
(percent)



80
60
40
20
0
61
00 01 02 03 04

* Represents the cost of earning a dollar of revenue

Noninterest Income
(millions of dollars)



60
40
20
0
57
00 01 02 03 04

● Fee income

Delinquent Loans* to Loans Outstanding
(percent)



3
2
1
0
0.4
00 01 02 03 04

* 30 days or more past due

Source: Thrift Financial Report

Average Core Deposits to Average Deposits
(percent)



80
60
40
20
0
72
00 01 02 03 04

Regulatory Capital at December 31, 2004
(percent)



16
12
8
4
0
7.1
14.6
15.6
Leverage
Tier-1 risk-based
Total risk-based

□ Required to be considered "Well-Capitalized"
■ Actual

(1) 2004 net income included a $20 million charge to settle a tax dispute with the State of Hawaii concerning the deductibility of dividends from the bank's real estate investment trust subsidiary for the tax years 1999 through 2004

Condensed consolidated financial statements and corporate governance



report of independent registered public accounting firm

The Board of Directors and Stockholders
Hawaiian Electric Industries, Inc.:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Hawaiian Electric Industries, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004 (not presented herein); and in our report dated March 11, 2005, we expressed an unqualified opinion on those consolidated financial statements containing an explanatory paragraph that states that as discussed in notes 1 and 7 of notes to consolidated financial statements, effective January 1, 2004, the Company adopted Financial Accounting Standards Board Interpretation No. 46R, Consolidation of Variable Interest Entities.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statement from which it has been derived.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Hawaiian Electric Industries, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 11, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Honolulu, Hawaii
March 11, 2005

Hawaiian Electric Industries, Inc. and Subsidiaries

condensed consolidated statements of income

Years ended December 31	2004	2003	2002
(in millions, except per share amounts)			
Revenues			
Electric utility	$ 1,551	$ 1,397	$ 1,257
Bank	364	371	399
Other	9	13	(2)
	1,924	1,781	1,654
Expenses			
Electric utility	1,377	1,220	1,062
Bank	259	278	306
Other	17	19	20
	1,653	1,517	1,388
Operating income (loss)			
Electric utility	174	177	195
Bank	105	93	93
Other	(8)	(6)	(22)
	271	264	266
Interest expense – other than bank	(77)	(69)	(72)
Other income (expenses), net	6	(13)	(12)
Income from continuing operations before income taxes	200	182	182
Income taxes	92	64	64
Income from continuing operations	108	118	118
Discontinued operations – gain (loss) on disposal, net of income taxes	2	(4)	–
Net income	$ 110	$ 114	$ 118
Basic earnings (loss) per common share			
Continuing operations	$ 1.36	$ 1.58	$ 1.63
Discontinued operations	0.02	(0.05)	–
	$ 1.38	$ 1.53	$ 1.63
Diluted earnings (loss) per common share			
Continuing operations	$ 1.36	$ 1.57	$ 1.62
Discontinued operations	0.02	(0.05)	–
	$ 1.38	$ 1.52	$ 1.62
Dividends per common share	$ 1.24	$ 1.24	$ 1.24
Weighted-average number of common shares outstanding			
Basic	79.6	74.7	72.6
Diluted	79.7	75.0	73.0

condensed consolidated statements of changes in stockholders' equity

Years ended December 31	2004	2003	2002
(in millions)			
Stockholders' equity, January 1	$ 1,089	$ 1,046	$ 930
Net income	110	114	118
Other comprehensive income (loss)	(11)	(28)	36
Issuance of common stock, net	121	49	52
Common stock dividends	(98)	(92)	(90)
Stockholders' equity, December 31	$ 1,211	$ 1,089	$ 1,046

These condensed consolidated financial statements should be read in conjunction with the complete consolidated financial statements presented in Appendix A to the Proxy Statement prepared for the annual meeting of shareholders to be held on April 26, 2005, and the additional information presented in the Form 10-K for Hawaiian Electric Industries, Inc. and Hawaiian Electric Company, Inc. for the year ended December 31, 2004.

Hawaiian Electric Industries, Inc. and Subsidiaries

condensed consolidated balance sheets

December 31	2004	2003
(in millions)		
Assets		
Available-for-sale investment and mortgage-related securities	$ 2,953	$ 2,729
Loans receivable, net	3,249	3,122
Property, plant and equipment, net	2,422	2,312
Other	987	1,038
	$ 9,611	$ 9,201
Liabilities and stockholders' equity		
Liabilities		
Deposit liabilities	$ 4,296	$ 4,026
Advances from Federal Home Loan Bank	988	1,017
Securities sold under agreements to repurchase	812	831
Long-term debt, net	1,167	1,064
Other	1,103	940
	8,366	7,878
Minority interests	34	234
Stockholders' equity	1,211	1,089
	$ 9,611	$ 9,201

selected segment information

December 31	2004	2003
(in millions)		
Assets		
Electric utility	$ 2,771	$ 2,581
Bank	6,767	6,515
Other	73	105
	$ 9,611	$ 9,201

condensed consolidated statements of cash flows

Years ended December 31	2004	2003	2002
(in millions)			
Cash flows from operating activities			
Income from continuing operations	$ 108	$ 118	$ 118
Adjustments to reconcile income from continuing operations to net cash provided by operating activities			
Depreciation of property, plant and equipment	126	121	116
Other, net	10	2	25
Net cash provided by operating activities	244	241	259
Net cash used in investing activities	(540)	(325)	(616)
Net cash provided by financing activities	188	123	151
Net cash provided by (used in) discontinued operations	2	(4)	–
Net increase (decrease) in cash and equivalents and federal funds sold	(106)	35	(206)
Cash and equivalents and federal funds sold, January 1	280	245	451
Cash and equivalents and federal funds sold, December 31	$ 174	$ 280	$ 245

These condensed consolidated financial statements should be read in conjunction with the complete consolidated financial statements presented in Appendix A to the Proxy Statement prepared for the annual meeting of shareholders to be held on April 26, 2005, and the additional information presented in the Form 10-K for Hawaiian Electric Industries, Inc. and Hawaiian Electric Company, Inc. for the year ended December 31, 2004.

annual report of management on internal control over financial reporting

The Board of Directors and Shareholders
Hawaiian Electric Industries, Inc.:

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934, as amended. The Company's internal control system was designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of its consolidated financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective December 31, 2004.

KPMG LLP, an independent registered public accounting firm, has issued an audit report on management's assessment of the Company's internal control over financial reporting as of December 31, 2004. This report appears on page 41.

Robert F. Clarke
Chairman, President and
Chief Executive Officer

Eric K. Yeaman
Financial Vice President,
Treasurer and
Chief Financial Officer

Curtis Y. Harada
Controller and
Chief Accounting Officer

March 11, 2005

report of independent registered public accounting firm on internal control over financial reporting

The Board of Directors and Stockholders
Hawaiian Electric Industries, Inc.:

We have audited management's assessment, included in the accompanying annual report of management on internal control over financial reporting, that Hawaiian Electric Industries, Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Hawaiian Electric Industries, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Hawaiian Electric Industries, Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control – Integrated Framework issued by the COSO. Also, in our opinion, Hawaiian Electric Industries, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Hawaiian Electric Industries, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated March 11, 2005 expressed an unqualified opinion on those consolidated financial statements and referred to the adoption of Financial Accounting Standards Board Interpretation No. 46 (R), Consolidation of Variable Interest Entities.

KPMG LLP

Honolulu, Hawaii
March 11, 2005



HEI directors



Robert F. Clarke, 62[1]

Chairman, President and Chief Executive Officer, Hawaiian Electric Industries, Inc.
1989

Mr. Clarke received his bachelor's degree in economics and master's degree in finance from the University of California at Berkeley. Mr. Clarke is the advisory board chairman for the College of Business Administration of the University of Hawaii at Manoa. He serves on the boards of Hawaii Pacific University, the Straub Foundation and The Oceanic Institute. Mr. Clarke is a member of the Hawaii Business Roundtable, the Air Force Civilian Advisory Council and the Oceanic Cablevision advisory board.



Don E. Carroll, 63[3]

Chairman, Oceanic Cablevision
1996

Mr. Carroll holds a bachelor's degree in psychology from San Jose State University and a master of business administration degree from Harvard University Graduate School of Business. Mr. Carroll serves on the boards of directors of the Boy Scouts Aloha Council, the American Red Cross (Hawaii Chapter) and the Hawaii Nature Center and is a member of Oceanic Cablevision's advisory board. He is chairman of Broadband iTV and is also a director of Pacific Guardian Life Insurance Company and Island Insurance.





Shirley J. Daniel, Ph.D., 51[2]

Professor of Accountancy,
University of Hawaii-Manoa
2002

Dr. Daniel earned her bachelor's, master's and doctorate degrees in accounting from Oklahoma State University. She is a certified public accountant and past president of the Hawaii Society of Certified Public Accountants, as well as a member of the American Institute of Certified Public Accountants. She is a devoted advocate of higher education of Hawaii's youth, raising funds to support programs that help low income youth prepare for and succeed in college.



Admiral Thomas B. Fargo, USN (Retired), 56[2]

Chairman, LOEA Corporation and SAGO Systems
Former Commander of the U.S. Pacific Command
2005

Admiral Fargo is a 1970 graduate of the U.S. Naval Academy. As Commander of the U.S. Pacific Command he was responsible for political-military relations and direction of all Army, Navy, Marine Corps and Air Force operations across Asia and the Pacific and Indian Oceans. Admiral Fargo is also a consulting professor at the Asia-Pacific Research Center at Stanford University. He serves on the Iolani School board of governors and the Japan-America Society of Hawaii board of directors.

Year denotes year of first election to the board of directors

Committees of the board of directors:

(1) Executive
Bill D. Mills, Chairman

(2) Audit
Diane J. Plotts, Chairman

(3) Compensation
Bill D. Mills, Chairman

(4) Nominating & Corporate Governance
Kelvin H. Taketa, Chairman

Information as of March 11, 2005





Victor Hao Li, S.J.D., 63[3]

Co-chairman, Asia Pacific Consulting Group
1988

Dr. Li came to the U.S. in 1947 from Hong Kong. He received a bachelor's in mathematics and a doctorate in jurisprudence from Columbia University. He also holds a master of law and doctor of juridical science degrees from Harvard Law School. Dr. Li is a lecturer on Chinese law, U.S.-China relations and trade with China at universities and civic organizations throughout the U.S. He is a member of the board of directors of the Japan-American Institute of Management Science. He is also president of Li Xing Foundation and Li Xing School.



Bill D. Mills, 53[1, 3, 4]

Chairman, The Mills Group
1988

Mr. Mills graduated from the University of Richmond in Richmond, Virginia. In 1986, he moved to Hawaii as chairman of Oceanic Properties/Castle & Cooke Land. The Mills Investment Group, formed in 1989, has made significant investments, primarily in real estate. Mr. Mills holds various directorships, including Grace Pacific Corporation, Hawaii Pacific University, Hawaii Community Foundation, Hawaii Public Television and The Nature Conservancy of Hawaii. He also serves on the Iolani School board of governors.





A. Maurice Myers, 64[2, 3]

Retired Chairman, President and
Chief Executive Officer,
Waste Management, Inc.
1991

Mr. Myers successfully restructured companies such as Waste Management, Inc. and Yellow Corporation. He serves as a director of Tesoro Petroleum and Keep America Beautiful. Mr. Myers holds a bachelor's degree from California State University at Fullerton and a master of business administration degree from Long Beach State University.

Diane J. Plotts, 69[1, 2, 3]

Business Advisor
1987

Ms. Plotts received a bachelor of science degree in accounting from San Jose State University. She is currently a trustee of the Kamehameha Schools. Ms. Plotts has 30 years of hotel development experience as a general partner of Hemmeter Investment Company.







HEI directors

James K. Scott, Ed.D., 53

President, Punahou School
1995

Dr. Scott earned a bachelor's degree in political science from Stanford University, a master's degree in private school leadership from the University of San Francisco, and master's and doctorate degrees in administration, planning and social policy from Harvard University. He is a trustee of the Barstow Foundation and Blood Bank of Hawaii. Dr. Scott also serves as a director of the Hawaii Association of Independent Schools, Hawaii Public Television, Pacific Asian Affairs Council and the Secondary School Admission Test Board.



Kelvin H. Taketa, 50[4]

President and Chief Executive Officer, Hawaii Community Foundation
1993

Mr. Taketa graduated from Colorado College and Hastings College of Law. Under his direction, Hawaii Community Foundation has become a leader in philanthropy, providing charitable services to donors and strategic grant making to support nonprofit agencies. He serves on several business and nonprofit agency boards, including Hookupu Fund, Grove Farm Company, Inc. and Civic Ventures.





Barry K. Taniguchi, 57[2]

President and Chief Executive Officer, KTA Super Stores
2004

Mr. Taniguchi earned his bachelor of business administration degree from the University of Hawaii. He is a certified public accountant (not in public practice). He serves on numerous nonprofit boards on Oahu and the Big Island, including the Hawaii Community Foundation, Queen's Health Systems and the Hawaii Island Economic Development Board.



Jeffrey N. Watanabe, 62[4]

Managing Partner, Watanabe Ing Kawashima & Komeiji LLP
1987

Mr. Watanabe graduated with a bachelor's degree from the University of California at Berkeley and a juris doctor degree from the George Washington University Law Center. In addition to sitting on the boards of a number of for-profit corporations in Hawaii and the mainland U.S., he serves as a trustee on numerous nonprofit boards, including The Sesame Workshop, the Consuelo Foundation and The Nature Conservancy of Hawaii.

Year denotes year of first election to the board of directors

Committees of the board of directors:

(1) Executive
Bill D. Mills, Chairman

(2) Audit
Diane J. Plotts, Chairman

(3) Compensation
Bill D. Mills, Chairman

(4) Nominating & Corporate Governance
Kelvin H. Taketa, Chairman

Information as of March 11, 2005



hawaiian electric company directors



Timothy E. Johns, 49

Chief Operating Officer, Estate of Samuel Mills Damon
2005

Mr. Johns earned his bachelor's degree in history and business economics from the University of California, Santa Barbara and a juris doctor and master's degree in economics from the University of Southern California. He sits on the boards of several community organizations, including the YMCA of Honolulu, Hawaii Nature Center, Child and Family Services, Helping Hands Hawaii and St. Andrew's Priory. He also serves as an at-large member of the State Board of Land and Natural Resources and is chair of the Federal Northwestern Hawaiian Islands Coral Reef Ecosystem Reserve Advisory Council.



David M. Nakada, 53

Executive Director,
Boys & Girls Club of Hawaii
2005

Mr. Nakada holds a bachelor's degree in education and a master's degree in business administration from the University of Hawaii-Manoa. He sits on the board of the Hawaii Community Foundation.





Crystal K. Rose, 47

Partner, Bays, Deaver, Lung, Rose & Baba
2005

Ms. Rose received her bachelor's degree in psychology and sociology from Willamette University and a juris doctor degree from the University of California Hastings College of Law. She specializes in commercial, real estate, construction and trust litigation. Ms. Rose is a board member of several community organizations, including the Boys & Girls Club of Hawaii and the Native Hawaiian Legal Corporation.



Anne M. Takabuki, 48

President, Wailea Golf LLC and Kauai Golf LLC
1997

Ms. Takabuki received a bachelor of business administration degree from the University of Hawaii and a juris doctor degree from the William S. Richardson School of Law. From 1988 to 1991, she was the managing director for the County of Maui. Ms. Takabuki serves as a director of the Kapiolani Medical Foundation and Wailea Community Association.

Year denotes year of first election to the subsidiary board of directors

T. Michael May and the following HEI directors also serve on the HECO board:

Robert F. Clarke
Thomas B. Fargo
A. Maurice Myers
Diane J. Plotts
James K. Scott
Kelvin H. Taketa
Barry K. Taniguchi
Jeffrey N. Watanabe

Information as of March 11, 2005



hawaii electric light company and maui electric company advisory board members



Gladys C. Baisa, 64[2]

Executive Director, Maui Economic Opportunity, Inc.
1995

Ms. Baisa attended the St. Francis Hospital School of Nursing and received a practical nurses license. She also attended Maui Technical School's accounting program. In 1998, she received the T.S. Shinn Award for outstanding community service and business leadership. She is currently a member of the State Workforce Investment Council, Community Advisory Board of Hawaiian Tug & Barge/Young Brothers, J. Walter Cameron Center Board and is Rotary District 5000 Maui Grants Chair.

Carol R. Ignacio, 60[1]

Executive Director, Office for Social Ministry
2001

As executive director for the Office of Social Ministry of the Diocese of Honolulu, Ms. Ignacio oversees programs throughout the state, which are designed to meet the needs of the less fortunate in Hawaii. She has been with the Diocese for the past 18 years. In 2004, Ms. Ignacio was the recipient of the first Hilo Zonata Rose Award, the Richard Smart Special Service Award for Community Achievement and the Ho'okele Award for leadership in the nonprofit sector in Hawaii.



B. Martin Luna, 66[2]

Maui Managing Partner, Carlsmith Ball LLP
1978

Mr. Luna holds bachelor's and master's degrees from Emory University in Georgia. He also earned a juris doctor degree with honors from George Washington University Law Center. Mr. Luna served as an officer in the U.S. Air Force Strategic Air Command, Intelligence Branch, 8th Air Force in Massachusetts. He is a member of the Maui Chamber of Commerce and the Maui Community College Chancellor's Advisory Council.



Boyd P. Mossman, 61[2]

Mediator/Arbitrator,
Judicial Services Hawaii
2002

Judge Mossman graduated from the U.S. Air Force Academy and George Washington School of Law. Before retiring, he served as prosecuting attorney for Maui County, a district court judge and a circuit court judge. He is a trustee from Maui of the Office of Hawaiian Affairs, immediate past president of Kamehameha Schools Alumni Association-Maui, director of the Boy Scout Council on Maui and vice-chair of the Polynesian Cultural Center board of directors.



Thomas P. Whittemore, 57[1]

Business Consultant
2001

Mr. Whittemore received a bachelor's degree in business administration from the University of the Pacific. He is vice chairman of Natural Energy Laboratory Hawaii and chairman of the Hawaii Leeward Planning Conference. Mr. Whittemore is a member of the Urban Land Institute and the Hawaii Island Economic Development Board.



Year denotes year of first election to the advisory board. Advisory boards were formed in 2001.

(1) Hawaii Electric Light Company (HELCO) advisory board

T. Michael May, Warren H.W. Lee, and HEI director, Barry K. Taniguchi, also serve on the HELCO advisory board.

(2) Maui Electric Company (MECO) advisory board

T. Michael May, Edward L. Reinhardt and HECO director, Anne M. Takabuki, also serve on the MECO advisory board.

Information as of March 11, 2005



american savings bank directors



Jorge G. Camara, M.D., 54
Ophthalmologist, Camara Eye Clinic
1990

Dr. Camara received his doctorate degree from the University of the Philippines and his ophthalmology training at Baylor College of Medicine. He is an associate professor at the University of Hawaii and serves on the board of the Aloha Medical Mission. In 2001, he was named Physician of the Year by the Hawaii Medical Association. He is chairman of Ophthamology at the St. Francis Medical Center.

Kenton T. Eldridge, 61
Retired, DFS/Duty Free Shoppers
2000

Mr. Eldridge received a bachelor's and master's in history and a master of business administration in marketing from the University of New Hampshire. He also completed Officers' Candidate School and served in the U.S. Army in Europe and Vietnam. Prior to retirement, he had a long, distinguished career in retailing. He serves on the boards of directors for Assets School, Broadband iTV, HiBeam and The Nature Conservancy of Hawaii.



Richard W. Gushman, II, 59
Trustee, Estate of James Campbell
2002

Mr. Gushman attended Ohio Wesleyan University. He is the managing partner of Summit Financial Resources, a Salt Lake City, Utah-based financial services company. Mr. Gushman is also a director of the Oceanic Cablevision advisory board, the Outrigger Hotels, Servco Pacific Inc., Hawaii Pacific University and The Boys and Girls Club of Hawaii.



Louise K.Y. Ing, 53
Partner, Alston Hunt Floyd & Ing,
A Law Corporation
1994

Ms. Ing is a graduate of Boalt Hall School of Law at the University of California at Berkeley. She is also a magna cum laude graduate of Yale University, where she majored in American studies. Ms. Ing serves on the boards of Aloha Airlines, Island Holdings, Assets School, Sutter Health Pacific dba Kahi Mohala Hospital, Hawaii Medical Service Association and the Plaza Club.



Bert A. Kobayashi, 60
Chairman, Kobayashi Development Group LLC
2002

Mr. Kobayashi majored in business administration at Kapiolani Community College. He has over 40 years of construction experience, including 30-plus years as a developer. In 2002, he was named Business Leader of the Year by Pacific Business News. He is chairman of the Kapiolani Health Foundation. He supports various organizations, including The Nature Conservancy of Hawaii and is a member of the Georgetown University Board of Regents.



Year denotes year of first election to the subsidiary board of directors

Constance H. Lau and the following HEI directors also serve on the American board:

Robert F. Clarke
Don E. Carroll
Shirley J. Daniel
Victor H. Li
Diane J. Plotts
Barry K. Taniguchi
Jeffrey N. Watanabe

Information as of March 11, 2005

HEI executive officers and subsidiary presidents



Robert F. Clarke, 62
Chairman, President and Chief Executive Officer
1987

Andrew I.T. Chang, 65
Vice President-Government Relations
1985

Curtis Y. Harada, 49
Controller
1989

Constance H. Lau, 52
President and Chief Executive Officer
American Savings Bank, F.S.B.
1984

Warren H.W. Lee, 57
President
Hawaii Electric Light Company, Inc.
1972

Peter C. Lewis, 70
Vice President-Administration and Corporate Secretary
1968

T. Michael May, 58
President and Chief Executive Officer
Hawaiian Electric Company, Inc.
1992

Edward L. Reinhardt, 52
President
Maui Electric Company, Limited
1986

Charles F. Wall, 65
Vice President and Corporate Information Officer
1990

Patricia U. Wong, 48[1]
Vice President, 1990

Eric K. Yeaman, 37
Financial Vice President, Treasurer and Chief Financial Officer
2003

Year denotes year of first employment by the company

[1] Ms. Wong will succeed Mr. Lewis as vice president-administration and corporate secretary upon his retirement in April 2005.

Information as of March 11, 2005

corporate governance at HEI

Hawaiian Electric Industries, Inc. is committed to the highest standards of corporate governance. Following the enactment of the Sarbanes-Oxley Act of 2002, HEI adopted new corporate governance guidelines and charters to meet the spirit and intent of the law and rules promulgated by the Securities and Exchange Commission as well as the New York Stock Exchange (NYSE).

The HEI board:

- Is a 12-member board that includes ten independent nonemployee directors as defined by the NYSE rules
- Meets in executive session (nonemployee directors only) at each board meeting
- Conducts annual board evaluations
- Conducts evaluations of board members up for reelection
- Has mandatory stock ownership guidelines for Company directors and officers
- Is diverse with two women, one Native Hawaiian and four Asian members
- Has audit, compensation and nominating/corporate governance committees comprised of independent directors. The audit committee has four financial experts and has standby agreements with its own legal counsel and accounting advisors.
- Is accessible to shareholders

The HEI Code of Conduct:

- Covers all employees plus the directors of HEI and its subsidiary companies
- Is reviewed annually with all employees and directors
- Contains whistleblower provisions
- Includes a special code for the CEO and senior financial officers
- Is monitored by an HEI Code of Conduct committee

Please visit the HEI website at www.hei.com for a review of the Company's corporate governance documents.

officer certification

The Company has included in its 2004 Form 10-K annual report certifications pursuant to Section 13a-14 of the Securities Exchange Act of 1934 of the chief executive officer (CEO) and the chief financial officer of the Company as Exhibits 31.1 and 31.2, respectively. The Company has submitted to the New York Stock Exchange a certification, dated May 5, 2004, of the CEO certifying that he is not aware of any violation by the Company of the New York Stock Exchange corporate governance listing standards.

shareholder information

Corporate Headquarters
Hawaiian Electric Industries, Inc.
900 Richards Street
Honolulu, Hawaii 96813
Telephone: 808-543-5662
Facsimile: 808-543-7966

Mailing address:
P.O. Box 730
Honolulu, Hawaii 96808-0730

New York Stock Exchange
Common stock symbol: HE
Trust preferred securities symbol: HEPrU (HECO)

Shareholder Services
P.O. Box 730
Honolulu, Hawaii 96808-0730
Telephone: 808-532-5841
Facsimile: 808-532-5868
E-mail: invest@hei.com
Office hours: 7:30 a.m. to 4:00 p.m. H.S.T.

Correspondence about common stock and utility preferred stock ownership, dividend payments, transfer requirements, changes of address, lost stock certificates, duplicate mailings and account status may be directed to shareholder services.

After March 15, 2005, a copy of the 2004 Form 10-K Annual Report for Hawaiian Electric Industries, Inc. and Hawaiian Electric Company, Inc., including financial statements and schedules, may be obtained from HEI upon written request without charge from shareholder services at the above address or through HEI's website.

Website
Internet users can access information about HEI and its subsidiaries at http://www.hei.com.

Company News on Call 888-943-4329
Our toll-free, automated voice response system allows shareholders to listen to recorded dividend and earnings information, news releases, stock quotes and the answers to frequently asked shareholder questions, or to request mailed copies of various documents.

Dividends and Distributions
Common stock quarterly dividends are customarily paid on or about the 10th of March, June, September and December to shareholders of record on or about the 10th of February, May, August and November.

Quarterly distributions on trust preferred securities are paid by HECO Capital Trust III, an unconsolidated financing subsidiary of HECO, on or about March 31, June 30, September 30 and December 31 to holders of record on the business day before the distribution is paid.

Utility company preferred stock quarterly dividends are paid on the 15th of January, April, July and October to preferred shareholders of record on the 5th of these months.

Dividend Reinvestment and Stock Purchase Plan
Any individual of legal age or any entity may buy HEI common stock at market prices directly from the Company. The minimum initial investment is $250. Additional optional cash investments may be as small as $25. The annual maximum investment is $120,000. After your account is open, you may reinvest all of your dividends to purchase additional shares, or elect to receive some or all of your dividends in cash. You may instruct the Company to electronically debit a regular amount from a checking or savings account. The Company also can deposit dividends automatically to your checking or savings account. A prospectus describing the plan may be obtained through HEI's website or by contacting shareholder services.

Annual Meeting
Tuesday, April 26, 2005, 9:30 a.m.
American Savings Bank Tower
1001 Bishop Street
8th Floor, Room 805
Honolulu, Hawaii 96813

Please direct inquiries to:
Peter C. Lewis
Vice President-Administration and
Corporate Secretary
Telephone: 808-543-7900
Facsimile: 808-543-7523

Independent Auditors
KPMG LLP
Pauahi Tower
1001 Bishop Street – Suite 2100
Honolulu, Hawaii 96813
Telephone: 808-531-7286

Institutional Investor and Securities Analyst Inquiries
Please direct inquiries to:
Suzy P. Hollinger
Manager, Treasury and Investor Relations
Telephone: 808-543-7385
Facsimile: 808-543-7966
E-mail: shollinger@hei.com

Transfer Agents
Common stock and utility company preferred stock:
Shareholder Services

Common stock only:
Continental Stock Transfer & Trust Company
17 Battery Place
New York, New York 10004
Telephone: 212-509-4000
Facsimile: 212-509-5150

Trust preferred securities:
Contact your investment broker for information on transfer procedures.

HEI

Hawaiian Electric Industries, Inc.